Exhibit 3.7

Exhibit We The People

Series Designation of

Series We The People, a series of Commonwealth Thoroughbreds LLC

In accordance with the Amended and Restated Limited Liability Company Agreement of Commonwealth Thoroughbreds LLC (the “Company”) dated as of September 27, 2019 (the “LLC Agreement”) and upon the execution of this Exhibit We The People by the Company and Commonwealth Markets, Inc. in its capacity as Managing Member of the Company and Initial Member of Series We The People, a series of Commonwealth Thoroughbreds LLC (“Series We The People”), this exhibit shall be attached to, and deemed incorporated in its entirety into, the LLC Agreement as “Exhibit We The People”.

References to Sections and Articles set forth herein are references to Sections and Articles of the LLC Agreement, as in effect as of the effective date of establishment set forth below.

Name of Series	Series We The People, a series of Commonwealth Thoroughbreds LLC

Effective date of establishment	August 2, 2021

Managing Member

Commonwealth Markets, Inc., is hereby appointed as the Managing Member of Series We The People and shall continue to act as the Managing Member of Series We The People until dissolution of Series We The People pursuant to Section 12.1(b) or its removal and replacement pursuant to Section 4.3 or ARTICLE XI.

Initial Member	Commonwealth Markets, Inc.

Series Asset

The Series Assets of Series We The People shall comprise up to a 10% interest in a two-year old colt by Constitution our of Letchworth by Tiznow, which will be acquired by Series We The People upon the exercise of a series of options, and any assets and liabilities associated with such asset and such other assets and liabilities acquired by Series We The People from time to time, as determined by the Managing Member in its sole discretion.

Management Fee

A fee of up to 15% of the purchase price of the Series Asset will be paid to the Manager from the offering proceeds at closing as compensation for identifying investigating, evaluating, and managing the acquisition of a Thoroughbred asset.

In addition, as compensation for the services provided by the Manager, during a Series Thoroughbred’s racing career the Manager will be paid a fee equal to 10% of  net winnings after fees customarily withheld from purses by the horsemen’s bookkeeper prior to distribution of net purses earned, which will become due and payable to the Manager when released by the track at which the race took place and the purse was earned. After the Series Thoroughbred retires from racing, the Manager will be paid a quarterly fee equal to 10% of any Free Cash Flow generated by the Series, payable at the time there is a distribution of Free Cash Flow to Unit Holders of the Series, as described in Distribution Rights below.

Purpose	As stated in Section 2.4

Issuance	Subject to Section 6.3(a)(i), the maximum number of Series We The People Units the Company can issue is 1,289.

Number of Series We The People Units held by the Managing Member and its Affiliates	The Managing Member, together with its affiliates, must hold a minimum of 2% and may hold up to a maximum of 10% of the Series We The People Units as of the closing of the Initial Offering.

Broker	Dalmore Group, LLC

Brokerage Fee	1% of the offering proceeds.

Preference Designation	No Preference Designation shall be required in connection with the issuance of Series We The People Units.

Voting

Subject to Section 3.5, the Series We The People Units shall entitle the Record Holders thereof to one vote per Unit on any and all matters submitted to the consent or approval of Members generally. No separate vote or consent of the Record Holders of Series We The People Units shall be required for the approval of any matter, except as required by the Delaware Act or as provided elsewhere in the LLC Agreement (including this Series Designation).

The affirmative vote of the holders of not less than a majority of the Series We The People Units then Outstanding shall be required for:

●	any amendment to the LLC Agreement (including this Series Designation) that would adversely change the rights of the Series We The People Units;

●	mergers, consolidations or conversions of Series We The People or the Company; and

●	all such other matters as the Managing Member, in its sole discretion, determines shall require the approval of the holders of the Outstanding Series We The People Units voting as a separate class.

Notwithstanding the foregoing, the separate approval of the holders of Series We The People Units shall not be required for any of the other matters specified under Section 13.1.

Splits	There shall be no subdivision of the Series We The People Units other than in accordance with Section 3.7.

Organizational Fee

3% of the proceeds received from the offering of the Series We The People Units payable to reimburse the Manager for legal, accounting and compliance expenses incurred by the Manager to set up the legal and financial framework and compliance infrastructure for the marketing and sale of the Series We The People Units and all subsequent offerings.

Other rights

Holders of Series We The People Units shall have no conversion, exchange, sinking fund, redemption or appraisal rights, no preemptive rights to subscribe for any securities of the Company and no preferential rights to distributions of Series We The People Units.

Officers

There shall initially be no specific officers associated with Series We The People, although, the Managing Member may appoint Officers of Series We The People from time to time, in its sole discretion.

Aggregate Ownership Limit	10%

Minimum Units	One (1) Unit per Member

Fiscal Year	As stated in Section 9.2

Information Reporting	As stated in Section 9.1(c)

Termination	As stated in Section 12.1(b)

Liquidation	As stated in Section 12.3

Amendments to this Exhibit We The People	As stated in Article XIII

Executed as of August 2, 2021.

COMMONWEALTH THOROUGHBREDS LLC

By:	Commonwealth Markets, Inc., as managing member

By:	/s/ Brian Doxtator

Title: Chief Executive and Chief Financial Officer